NEWS RELEASE

PARAMOUNT ENERGY TRUST INCREASES OWNERSHIP OF PROFOUND ENERGY INC. TO 68.36% AND CLOSES TAKEOVER BID

Calgary, Alberta – July 14, 2009 (TSX - PMT.UN) Paramount Energy Trust ("PET" or the "Trust") and Profound Energy Inc. today confirmed that approximately 477,940 additional common shares ("Common Shares") of Profound Energy Inc. ("Profound") have been tendered to, and taken up in accordance with, the previously announced offer (the "Offer") of 1463072 Alberta Ltd. (the "Offeror"), an indirect wholly-owned subsidiary of PET, to acquire all of the Common Shares, including Common Shares which become outstanding upon exercise or conversion of stock options, performance warrants and other securities of Profound convertible into Common Shares.  The Offer has now expired and as a result of the aforementioned take-up of Common Shares PET now owns, directly or indirectly, approximately 32,217,296 Common Shares representing approximately 68.36% of Profound's issued and outstanding shares.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

Profound Energy Inc. is a junior oil and natural gas company based in Calgary, Alberta.  Profound's common shares are listed on the Toronto Stock Exchange under the symbol "PFX".  Further information with respect to Profound can be found at its website at www.profoundenergy.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400    Fax: 403 269-4444    Email:  info@paramountenergy.com

Susan L. Riddell Rose   President and Chief Executive Officer

Cameron R. Sebastian   Vice President, Finance and Chief Financial Officer

Sue M. Showers           Investor Relations and Communications Advisor

Profound Energy Inc.

Suite 380, 435 - 4th Avenue SW Calgary, Alberta, Canada T2P 3A8

Telephone: 403 237-6102    Fax: 403 237-6103

Evelyn Burnett   Chief Financial Officer